UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at March 27, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: March 27, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON'S 2008 EXPLORATION PROGRAM COMMENCES
DRILLING TARGETS DISCOVERY OF OTHER G-9 STYLE DEPOSITS

March 27, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN  OTCBB: FRLLF) ("Farallon" or the "Company") is pleased to announce that the exploration drilling program for 2008 has commenced at the Company's Campo Morado Polymetallic (zinc, copper, silver, lead, gold) project in Guerrero State, Mexico. On March 1, 2008 a third exploration drill arrived at site and was commissioned for the purpose of enhancing and expanding the Company's exploration efforts.

The exploration program will be comprised of 35,000 metres of surface drilling with two main objectives: the first is to discover another G-9 style deposit and the second is to increase and extend the resources around G-9. To meet the first objective, one drill will focus in a northeasterly direction (Area A), as shown on the attached drill plan map, stepping out from the G-9 deposit, targeting the stratigraphic horizon that hosts the recently discovered Abajo zone. The Abajo zone is stratigraphically approximately 200 metres below the mineralized horizon hosting the Reforma, El Rey, Naranjo, and El Largo deposits. This "Abajo" horizon, located on the other side of the San Raphael fault from the main G-9 deposit, has already shown significant mineralization potential.

Two drills will be utilized to meet the second objective. One drill will test an area northwest of the North zone (Area B). Infill and step out holes will target this area of felsic volcanic rocks with the goal of finding additional mineralization and further discoveries along the trend of the mineralization that hosts the volcanogenic massive sulphide system at G-9. Lastly, the third drill will be employed to make further discoveries trending in a southwesterly direction (Area C) between the North and Southwest zones.

The attached map highlights the target areas for this year's exploration program. In the event that significant mineralization is discovered in any of these areas, the Company will redeploy the necessary drills to follow up on any new discoveries made.

Last year, Farallon enjoyed a very successful year of exploration and infill drilling. First, the Company upgraded 2.7 million tonnes in the North and Southeast zones from inferred to the measured and indicated categories. Secondly, the Company was able to maintain the overall tonnage of resources at the North and Southeast zones of G-9 to 98% of the original inferred resource base in these zones, prior to the infill drilling program commencing (see News Release March 17, 2008). And thirdly, the Company was successful in discovering the new mineralized Abajo zone. Farallon is now looking forward to another year of exploration success, focused on a goal of making a new G-9 style discovery.

Dick Whittington said:
"After another year of discovery and success in 2007, we are looking forward to testing additional theories and finding further resources this year. Exploration remains one of our two key corporate objectives. Exploration at Campo Morado has an extraordinary historical discovery record, so we believe that there is excellent potential to find another G-9 type deposit, while concurrently advancing toward our other goal - production at G-9 by July 2008."

Farallon is advancing the G-9 deposit through a parallel track program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site construction and preparation activities are also taking place with the goal of beginning production in July 2008. The Company has US$16 million in cash on hand plus an undrawn US$15 million credit facility provided by two financial institutions. Cash is held in interest earning current accounts with Scotiabank.

The in-house qualified person for the drilling programs at Campo Morado is Daniel Kilby, P.Eng., who has reviewed the contents of this release.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov. Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Farallon Resources Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

378000 mE
379000 mE
380000 mE
Reforma
El Rey
2013000 mN
2012000 mN
2011000 mN
Naranjo
El Largo
A
B
C
G9
N
0
250
500
metres
LEGEND
San Raphael Fault
Road

CAMPO MORADO

Massive Sulphide Isopach Map